

March 25, 2009

Via U.S. Mail and Facsimile (713-354-6110)

Vincent R. Volpe, Jr.
President, Chief Executive Officer and Director
Dresser-Rand Group, Inc.
West 8 Tower, Suite 1000
10205 Westheimer Rd.
Houston, TX 77042

> **Re:** **Dresser-Rand Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 1-32586**

Dear Mr. Volpe:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 13
Economic, political and other risks associated with international sales and operations could adversely affect our business, page 16

1. We note that you no longer include the names of the countries identified by the State Department as state sponsors of terrorism. Please tell us why you no longer name the countries in which your subsidiaries operate that are identified by the

Vincent R. Volpe, Jr.
Dresser-Rand Group, Inc.
March 25, 2009
Page 2

State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, as was disclosed in previous periodic filings.

2. Please advise why you state on page 15 that certain foreign subsidiaries operate in sanctioned or embargoed countries "from time to time" since it appears that certain of your foreign subsidiaries have ongoing business operations and contacts in some of these countries.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance